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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE C.R. GIBSON COMPANY
                           (NAME OF SUBJECT COMPANY)

                            THE C.R. GIBSON COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  374762 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              FRANK A. ROSENBERRY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE C.R. GIBSON COMPANY
                                32 KNIGHT STREET
                           NORWALK, CONNECTICUT 06856
                                 (203) 847-4543

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              PAUL G. HUGHES, ESQ.
                              CUMMINGS & LOCKWOOD
                              FOUR STAMFORD PLAZA
                                  P.O. BOX 120
                          STAMFORD, CONNECTICUT 06904
                                 (203) 327-1700

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by Nelson Acquisition Corp., a Delaware corporation (the "Offeror"), a wholly-owned subsidiary of Thomas Nelson, Inc., a Tennessee corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $0.10 par value per share, of The C.R. Gibson Company, a Delaware corporation, made by means of an Offer to Purchase dated September 19, 1995 (the "Offer to Purchase").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The C.R. Gibson Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 32 Knight Street, Norwalk, Connecticut 06856. The title of the class of equity securities to which this statement relates is the Common Stock, $0.10 par value per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") disclosed in the
Schedule 14D-1 dated September 19, 1995 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by the Offeror and the Parent, to purchase all outstanding Shares at $9.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal attached as Exhibits (c)(12) and (c)(2), respectively, to the
Schedule 14D-1. The Schedule 14D-1 states that the address of the principal executive offices of each of the Offeror and the Parent is Nelson Place at Elm Hill Pike, P.O. Box 141000, Nashville, Tennessee 31214-1000.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in the Sections entitled "Executive Compensation Summary Compensation Table," "Director Compensation," "Other Compensation Matters," "Stock Option Plan" and "Stock Option Transactions During the Last Fiscal Year" on pages 7 through 10 of the Company's Proxy Statement dated April 14, 1995 for its 1995 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of pages 7 through 10 of the Proxy Statement is filed as Exhibit (c)(12) hereof and the portions thereof referred to above are incorporated herein by reference. The employment agreement between the Company and J. Ted Theriault hereinafter referred to is substantially the same as the Employment Agreements which are described in the Proxy Statement.

     (b)(2) The Company, the Parent and the Offeror have entered into a Tender Offer and Merger Agreement dated as of September 13, 1995, a copy of which is filed herewith as Exhibit (c)(1) (the "Merger Agreement"), and certain stockholders and directors of the Company, the Offeror and the Parent have entered into related stock option agreements (collectively, the "Option Agreements") copies of which are filed as Exhibits (c)(2) - (c)(11), each of which is incorporated herein by reference.

     THE MERGER AGREEMENT AND THE OPTION AGREEMENTS

     The following summary of certain provisions of the Merger Agreement and the Option Agreements is qualified in its entirety by reference to the full text of the Merger Agreement and the Option Agreements.

     THE MERGER AGREEMENT

     The Offer; the Merger. The Merger Agreement provides for the Offeror to make the Offer, which was announced by a joint press release of the Parent and the Company on September 14, 1995.

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     Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to all conditions to the Merger set forth in the Merger Agreement being satisfied or waived in accordance with the terms thereof, the Offeror will be merged (the "Merger") with and into the Company in accordance with the Delaware General Corporation Law ("DGCL"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the corporation surviving the Merger (the "Surviving Corporation") and shall succeed to and assume all of the rights and obligations of the Offeror in accordance with the DGCL. The directors of the Offeror immediately prior to the time of the Merger shall, upon consummation of the Merger be the directors of the Surviving Corporation, together with such additional directors as may thereafter be elected. The officers of the Company immediately prior to the time of the Merger shall, upon consummation of the Merger, be the officers of the Surviving Corporation together with such additional officers as may thereafter be elected.

     Conversion of Securities. On the date (the "Effective Date") and time (the "Effective Time") that the Merger shall be effective, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury Shares, Shares held by the Offeror or Parent or any subsidiary thereof, and Shares held by Dissenting Stockholders (as defined below)) shall, by virtue of the Merger and without further action on the part of the holder thereof, be converted into the right to receive the highest price paid per Share pursuant to the Offer in cash (the "Exchange Price"). Each share of capital stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the holder thereof, be converted into one share of common stock of the Surviving Corporation.

     Dissenting Shares. Shares which are held by holders who, in accordance with Section 262 of the DGCL, properly exercise appraisal rights with respect thereto ("Dissenting Stockholders") will not be exchangeable for payment of the Exchange Price. Such Shares will entitle the holders thereof to receive payment of the appraisal value of such Shares unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the DGCL.

     Stockholders Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call, as soon as practicable following expiration of the Offer, a meeting of its stockholders to consider and to vote upon the approval of the Merger and the Merger Agreement, or shall accept written consents from stockholders of the Company for such purpose. The Merger Agreement also provides that the Company, through its Board of Directors and subject to the terms of the Merger Agreement, will recommend that the Company's stockholders approve the Merger and the Merger Agreement and as reasonably requested by the Parent shall use its best efforts to obtain such stockholder approval. If a stockholders' meeting is required to be held, the Merger Agreement provides that the Parent, the Offeror and any other subsidiary of the Parent will vote all Shares owned by them in favor of the Merger and for approval and adoption of the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror and the Parent, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, filings made by the Company with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act")(including financial statements included in the documents filed by the Company under the Exchange Act), required consents and approvals, compliance with applicable laws, assets, properties, labor relations, employment matters and employee benefit plans, environmental matters, intellectual property matters, litigation, the payment of taxes and the absence of certain material adverse changes or events.

     The Offeror and the Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's and the Parent's organization and qualification, authority to enter into the Merger Agreement, the ability of the Offeror and the Parent to consummate the Offer and the Merger and the availability of sufficient funds to consummate the Offer.

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     Covenants Relating to the Conduct of Business.  The Company has generally agreed that, prior to consummation of the Offer, unless otherwise approved in writing by the Parent, it will, and will cause its subsidiaries to, (a) maintain its books, records and accounts in accordance with generally accepted accounting principles consistently applied, (b) comply in all material respects with all laws applicable to the conduct of its business except where the failure so to comply could not reasonably be expected to have a material adverse effect on the business, results of operations, properties or financial condition of the Company on a consolidated basis, (c) conduct its business only in the usual, regular and customary course and in substantially the same manner as currently being conducted, (d) duly and timely file required tax returns and related documents and pay all taxes indicated by such returns to be due or otherwise lawfully levied or assessed, (e) use reasonable efforts to keep current or comparable insurance of the types currently maintained in force, (f) make all payments and contributions to Employee Plans (as defined in the Merger Agreement) on or before the due date thereof and (g) make all filings required to be made with the Commission. The Company also agreed, among other things, to take action to exempt the transactions contemplated by the Merger Agreement and any business combination between the Company and the Parent from any applicable state takeover law, to enforce certain confidentiality agreements and, prior to consummation of the Offer, to modify and change its accrual and reserve policies and practices so as to be applied consistently on a basis with those of the Parent.

     The Company has agreed that, except as contemplated by the Merger Agreement or the Certificate of Merger or otherwise approved in writing by the Parent, none of the Company or its subsidiaries will directly or indirectly do or agree to do any of the following:

          (a) propose or adopt any change to its certificate of incorporation or bylaws (or equivalent documents);

          (b) lease, sell, mortgage, subject to lien, pledge, assign, encumber, swap or otherwise dispose of any of its assets, except (i) in the ordinary course of business, and (ii) for adequate consideration, or enter into any transaction that would have the practical effect of an acquisition by any other person of a material interest in such assets;

          (c) redeem, purchase, reclassify, retire or otherwise acquire any shares of its capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

          (d) make any change in the number of the authorized, issued or outstanding shares of capital stock or other equity security of it (other than, with respect to the Company, pursuant to the exercise of options, rights or similar securities outstanding as of the date of the Merger Agreement), grant any option or commitment relating to its capital stock or any security convertible into such capital stock or any security, the value of which is measured by such capital stock, or any security subordinated to the claims of general creditors, or issue, sell or retire any debt obligations except in the ordinary course of business;

          (e) declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock in liquidation or otherwise (including, without limitation, any stock dividend or distribution) other than dividends declared and paid by any of the Company's subsidiaries to the Company and, with respect to the Company, other than regular quarterly cash dividends in an amount not to exceed $0.04 per share in accordance with past practices;

          (f) incur any material direct or contingent liabilities or commitments except in the ordinary course of business consistent with past practice;

          (g) (i) merge or consolidate with any other corporation or other entity; (ii) acquire any stock or other equity securities or interest in, or purchase or otherwise acquire any assets of, any corporation or other entity (except in the ordinary course of business); or (iii) effect any reorganization or recapitalization;

          (h) terminate, amend, modify, establish or enter into any employment or severance contract or any Employee Plan or other employee benefit plan, program or arrangement or fringe benefits; or enter into, commit to enter into, renew or amend any employee severance agreement other than in the ordinary course of business consistent with past practice, or grant any material increases in the compensation or

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     benefits to any director, officer or employee whose aggregate annual remuneration exceeds $50,000; provided, however, that the Company may hire employees reasonably necessary for the conduct of the business of the Company and its subsidiaries as employees at will on terms substantially similar to those of current employees performing comparable tasks and having comparable responsibilities;

          (i) enter into any new lines of business, engage or participate in any material transaction other than in the ordinary course of business (including, without limitation, acquiring material real or personal property), or make any capital expenditures in excess of an aggregate of $25,000 per month with respect to any project (including repairs, renewals and replacements) provided that the aggregate expenditures with respect to any individual project shall not exceed $250,000, except relocations as may be necessary as a result of fire or other natural disaster and expenditures from net insurance proceeds received with respect to damage to or the destruction of any property to repair, renew or replace such property; or enter into any new, or amend or modify any existing, material contract, agreement, arrangement or commitment other than in the ordinary course of business;

          (j) other than as may be specifically required or permitted by the Merger Agreement, authorize or make any material change in the (i) business or operations, (ii) operational policies, activities or practices, (iii) accounting policies, standards or practices, except as may be required by changes in generally accepted accounting principles as concurred in by the Company's independent auditors;

          (k) except in the ordinary course of business, waive or release any material right or other debt or claim; provided, however, that the Company may take any such action if, within five business days after the Company requests in writing that Parent consent to the taking of such action, the Parent has approved such request in writing or has not responded in writing to such request;

          (l) amend, modify, terminate or fail to renew or preserve the business organization, material rights, franchises, permits or licenses of the Company and its subsidiaries;

          (m) for any amount in excess of the sum of (i) $50,000, (ii) the proceeds of any applicable insurance and (iii) any amounts reserved or accrued by the Company with respect to any litigation or potential litigation as of June 30, 1995, settle or otherwise take any action to release or reduce any rights with respect to any litigation (whether by counterclaim or otherwise) in which the Company or any of its subsidiaries is or becomes a defendant; or

          (n) enter into any agreement or obligation, the terms of which would be violated by the consummation of the transactions contemplated by the Merger Agreement, take any action which would make any of its representations or warranties contained in the Merger Agreement untrue or incorrect in any material respect if made or deemed to be made immediately thereafter, or cause any of the conditions set forth in Article 8 of the Merger Agreement not to be satisfied.

     Acquisition Proposals. The Company has agreed in the Merger Agreement that neither the Company nor its subsidiaries shall, and the Company shall direct and use its best efforts to cause its and its subsidiaries' officers, directors, employees, authorized agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders, but excluding the transaction contemplated by the Merger Agreement) with respect to a merger, acquisition, consolidation, business combination, recapitalization, liquidation or similar transaction involving the Company, or any purchase of a significant amount of the assets of or more than 25% of any equity securities of, the Company (an "Acquisition Proposal"), or engage or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person, entity or group relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, and that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing and will take the necessary steps to inform such parties of the obligations undertaken in the Merger Agreement. The Company will notify the Parent promptly if any such inquiries or proposals are received by, any such information is requested from, or

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any such negotiations or discussions are sought to be initiated or continued
with, it or its representatives, and will promptly communicate to the Parent the terms of any proposal or inquiry it may receive; provided, however, that provided none of the Company, its subsidiaries or representatives is otherwise in violation of the provisions of the Merger Agreement relating to Acquisition Proposals, the Board of Directors of the Company may furnish information to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide proposal in writing, not subject to any financing contingency, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction if, and only to the extent that (A) the Board of Directors determines in good faith (based on a written opinion of the Company's outside counsel) that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) the Board of Directors determines in good faith (based on the written opinion of a financial adviser of nationally recognized reputation) that such transaction would be more favorable to the Company's stockholders than the Offer, (C) prior to or concurrently with furnishing such information to, or entering into such discussions or negotiations with, such a person or entity, the Company provides written notice to the Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such a person or entity, and
(D) the Company keeps the Parent informed of the status of any such discussions or negotiations.

     Options. The Merger Agreement provides that, subject to the rights of certain officers of the Company under their respective Employment Agreements (as hereinafter defined), as of the Effective Time, each option to purchase Shares which is then outstanding and unexercised whether or not then exercisable granted under the Company's 1988 Stock Option Plan for Key Employees or otherwise will automatically by virtue of the Merger, and without any action on the part of the holder thereof be converted into the right to receive a cash payment in an amount equal to (i) the excess of the Exchange Price over the exercise price per Share provided in such option multiplied by (ii) the number of Shares subject to such option.

     Indemnification. Pursuant to the Merger Agreement, the Parent agreed that provisions for indemnification not materially less favorable than those now existing in favor of the employees, agents, directors or officers of the Company or any of its subsidiaries as provided in their respective certificate or articles of incorporation or by-laws or pursuant to any agreement, shall survive the Merger and shall continue in full force and effect with respect to acts or omissions occurring prior to the Effective Time for a period of six years. In the event of any claim or litigation giving rise to such indemnification, the Parent has agreed to provide the indemnified party with reasonable access to and the right to copy all documents and other information relating to the subject matter of the litigation and will reasonably cooperate in the defense of such litigation. The Parent also agreed pursuant to the terms of the Merger Agreement to maintain for a period of two years directors' and officers' liability insurance coverage maintained by the Company on the date of execution of the Merger Agreement (or substantially equivalent coverage under substitute policies) with respect to any claims arising out of any actions or omissions prior to the Effective Time.

     Employee Benefits. The Parent has agreed that continuing employees of the Company and its subsidiaries following the consummation of the Merger will be eligible to participate in employee benefit plans that are no less favorable in the aggregate than those available to employees of Parent. For purposes of eligibility to participate in and vesting in all benefits provided to continuing employees, continuing employees of the Company and its subsidiaries will be credited with their years of service with the Company and its subsidiaries.

     Employment Agreements. The Merger Agreement provides that as of the consummation of the Offer, the Parent shall assume and agree to perform the Employment Agreements (collectively, the "Employment Agreements"), each dated December 31, 1994, between the Company and each of Frank A. Rosenberry, the Company's President and Chief Executive Officer, James M. Harrison, the Company's Executive Vice President, Chief Operating Officer, Treasurer and Secretary, and Willard D. Finch III, Steven P. Mack and J. Ted Theriault, each of whom is a Vice-President of the Company, in the same manner and to the same extent that the Company is then required to perform them.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares as represents at least a majority of the outstanding Shares and

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from time to time thereafter, the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give the Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company and the percentage that such number of Shares so purchased bears to the number of Shares outstanding. The Company has agreed, upon the request of the Parent, to promptly increase the size of its Board of Directors and/or exercise its best efforts to secure the resignations of such number of Directors as is necessary to enable the Parent's designees to be elected to the Company's Board of Directors.

     Access to Books and Records; Confidentiality. The Company has agreed pursuant to the Merger Agreement to give the Parent and its representatives reasonable access to the Company's and its subsidiaries' books, records, reports to regulatory authorities, offices and other facilities and to its and its subsidiaries' employees, agents, attorneys and independent accountants, and to comply with all reasonable requests for the furnishing of financial statements and other information and documents, subject to limitations upon the disclosure of certain matters imposed by law or as to which it has an obligation to it or its subsidiaries' customers to maintain confidentiality.

     The Merger Agreement provides that in the event the Merger Agreement is terminated, the Parent shall return all nonpublic documents furnished to the Parent pursuant to the Merger Agreement, will destroy all documents or portions thereof prepared by the Parent that contain nonpublic information furnished by the Company pursuant to the Merger Agreement and in any event, will hold all nonpublic information received pursuant to the Merger Agreement in the same degree of confidence with which it maintains its own like information unless or until such information is or becomes a matter of public knowledge or is or becomes known to the Parent through persons (other than the party providing such information) having no obligation to maintain such information in confidence.

     Conditions to Consummation of Offer. Pursuant to the terms of the Merger Agreement, a condition to the recommendation by the Company's Board of Directors of acceptance of the Offer to the stockholders is that it receive a letter from Goldman, Sachs & Co. ("Goldman Sachs") dated the date of this Schedule 14D-9 to the effect that the $9.00 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair to such holders. It is also a condition to the obligations of the Parent, the Offeror and the Company to cause the Merger to be consummated that the Offer has been consummated.

     In addition, the Merger Agreement provides that the obligations of the Parent and the Offeror to cause the Offer to be consummated is subject to the satisfaction on or before the consummation thereof of the following conditions except as the Parent may waive such conditions in writing:

          (a) Not less than a majority of the sum of the outstanding Shares and the options for Shares shall have been properly tendered and not withdrawn pursuant to the Offer.

          (b) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the consummation of the Offer shall have expired or been terminated.

          (c) None of the Parent, the Offeror or the Company shall be subject to any order, decree or injunction of a court or governmental agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement or the exercise of control by the Parent over the Company following the Offer.

          (d) Any representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall be true and correct and any of the representations and warranties that are not so qualified shall be true and correct in all material respects on and as of the date of consummation of the Offer as if such representations and warranties were made on and as of such date (except where such representations and warranties are stated as of a specific date), and the Company shall have performed in all material respects all agreements and covenants required by the Merger Agreement to be performed by it on or prior to such date, provided, however, that no representation and warranty shall be deemed to have been breached and no covenant shall be deemed to have been violated

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     as a result of actions taken by the Company in accordance with the Merger
     Agreement which relate to a modification or change in certain accounting policies and reserves effected in accordance with the Merger Agreement.

          (e) The Company shall have furnished to the Parent a certificate dated as of the date of consummation of the Offer, signed by the Company's Chief Executive Officer and Chief Financial Officer, to the effect that (i) to the best knowledge of each of them, the representations and warranties of the Company contained in the Merger Agreement are true and correct in all material respects as of such date (except where such representations and warranties are stated as of a specific date) and (ii) the Company has performed in all material respects all agreements, covenants and obligations hereunder required to be performed by it on or prior to such date.

          (f) There shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any material limitation (whether or not mandatory) by any governmental authority on, or any other event which might materially affect the extension of credit generally by lending institutions.

          (g) There shall have not occurred any material adverse change in the business, financial condition, results of operations or properties of the Company and the subsidiaries of the Company on a consolidated basis.

          (h) (i) The Board of Directors of the Company shall not have withdrawn or modified in a manner adverse to the Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (other than with Parent or any of its affiliates), (ii) the Company shall not have entered into any agreement with respect to any Acquisition Proposal (other than with Parent or any of its affiliates) and (iii) the Board of Directors of the Company or any committee thereof shall not have resolved to take any of the foregoing actions.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) at any time prior to consummation of the Offer by mutual written consent of the Parent and the Company; (b) at any time prior to consummation of the Offer by either the Parent or the Company if: (i) there shall have been a judicial or regulatory determination that any material provision of the Merger Agreement or the Certificate of Merger is illegal, invalid, or unenforceable (unless the illegal, invalid or unenforceable provision is waived by the party whom such provision is intended to benefit); or
(ii) the Offer shall expire or have been terminated on or after March 31, 1996 without any Shares being purchased pursuant to the Offer, provided, however, that the right to terminate the Merger Agreement under these circumstances shall not be available to any party whose failure to fulfill any covenant of the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to have been consummated on or prior to such date; (c) by the Parent: (i) in the event any representation or warranty of the Company contained in the Merger Agreement is or becomes materially inaccurate or any covenant or agreement of the Company is materially breached by the Company prior to consummation of the Offer, (ii) the Company fails to cure such inaccuracy or breach within 30 days of its receipt of written notice thereof from the Parent and (iii) the Parent provides the Company with a written notice of termination within 30 days after the earlier of the expiration of such 30-day period or the date the Parent receives a written notice from the Company stating that the Company is unable or unwilling to cure such inaccuracy or breach; (d) by the Company if: (i) in the event any representation or warranty of the Parent or the Offeror contained in the Merger Agreement is or becomes materially inaccurate or any covenant or agreement of the Parent or the Offeror is materially breached by the Parent or the Offeror, (ii) the Parent or the Offeror fails to cure such inaccuracy or breach within 30 days of its receipt of written notice thereof from the Company and (iii) the Company provides the Parent or the Offeror with written notice of termination within 30 days after the earlier of the expiration of such 30-day period or the date the Company receives written notice from the Parent or the Offeror stating that the Parent or the Offeror is unable or unwilling to cure such inaccuracy or breach.

     If the Merger Agreement is terminated in accordance with the foregoing provisions, the Merger Agreement and the Certificate of Merger, if it shall have been executed and delivered prior thereto, will become void and there will be no further liability on the part of the Offeror, the Parent or the Company or their respective officers or directors, except for the Company's obligations, under certain circumstances, to pay the Termination Fee (as defined below) or to reimburse the Parent for certain expenses and except for the confidentiality obligations of the parties, obligations regarding the payment of the parties' fees and expenses, and liability arising out of the breach of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that the costs and expenses incurred by the parties in connection with the transactions contemplated by the Merger Agreement and the Certificate of Merger will be borne as follows: the Parent will bear all costs and expenses incurred by it and the Offeror, including, without limitation, the preparation and filing and prosecution of all applications for regulatory approvals and the cost of printing and filing the Offer documents and any proxy or information statement required under the Merger Agreement; the Company will bear all costs and expenses incurred by it including, without limitation, costs and expenses relating to the calling and holding of a meeting of its stockholders, if required and any securities filings and regulatory applications. The Company has agreed in the Merger Agreement that, in the event that (i) any person (other than the Parent or any of its affiliates) shall have become, prior to the termination of the Merger Agreement, the beneficial owner of 50% or more of the outstanding Shares, (ii) the Offer shall have expired at a time when less than a majority of the sum of the outstanding Shares and options for Shares shall have been properly tendered and not withdrawn pursuant to the Offer and at any time on or prior to one year after the expiration of the Offer any person (other than the Parent or any of its affiliates) shall acquire beneficial ownership of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, or (iii) at any time prior to the termination of the Merger Agreement, any person (other than the Parent or any of its affiliates) shall publicly announce any Acquisition Proposal and, at any time on or prior to one year after the date of the termination of the Merger Agreement, shall become the beneficial owner of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, then the Company shall, promptly, but in no event later than two business days after the first of such events to occur, pay the Parent the sum of $3.0 million (the "Termination Fee") and the documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Parent in connection with the Offer, the Merger or the consummation of any transactions contemplated by the Merger Agreement including, without limitation, all legal, investment banking, printing, depositary and related fees and expenses (the "Parent's Expenses"); provided, however, that the amount of the Parent's Expenses to be paid shall not exceed $500,000. In the event that the Board of Directors of the Company modifies or amends its recommendation of the Offer in a manner adverse to the Parent or withdraws its recommendation of the Offer, or resolves to do any of the foregoing, or fails to reject any Acquisition Proposal within 10 business days after receipt by the Company or public announcement thereof, then the Company will be obligated to pay Parent's Expenses (up to $500,000) within five business days of the submission of statements therefor. If the Company fails to pay any of the amounts discussed above when due, and the Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay the Parent its costs and expenses in connection with such suit, together with interest on the amount of the fee at the rate of 10% per annum.

     Amendment. The Company, the Parent and the Offeror may amend, modify or supplement the Merger Agreement in whole or in part before or after approval of the Merger Agreement by the stockholders of the Company; provided that any amendment after such stockholder approval will be subject to further approval of such stockholders if such further approval is required under Delaware law; provided, further, that any amendment of the Merger Agreement after consummation of the Offer which would decrease the Exchange Price or impose additional conditions on the obligations of the Parent or the Offeror will become effective only if approved by the holders of a majority of the Shares then outstanding not owned by the Parent, the Offeror or any of their subsidiaries.

     THE OPTION AGREEMENTS

     Tender of the Shares and Stock Option. Concurrently with the execution of the Merger Agreement, the Parent and the Offeror entered into separate Option Agreements with certain holders of Shares, including certain members of the Company's Board of Directors (collectively, the "Selling Stockholders"), granting options to the Offeror to purchase the Shares held by the Selling Stockholders (collectively, the "Subject

Shares"). The Selling Stockholders have agreed to tender to the Offeror all of the Subject Shares pursuant to the Offer and not to withdraw any Subject Shares tendered into the Offer. The Selling Stockholders also have granted to the Offeror an option (the "Stock Option") to purchase all of the Subject Shares at a purchase price equal to the greatest of the Offer Price, the price per Share paid in the Offer or the price paid in any transaction in which any person or entity shall become the beneficial owner of 50% or more of the Shares, exercisable at any time beginning on the final business day before consummation of the Offer and ending on the earlier of the date of consummation of the Offer or the date of termination of the Merger Agreement pursuant to its terms. In the case of certain Selling Stockholders, the obligation to sell Subject Shares to the Offeror is subject to certain rights of first refusal granted by such Selling Stockholders pursuant to a Stockholders Agreement between the Company and certain of its stockholders. In the event that such rights of first refusal are exercised by any of the beneficiaries thereof, the Selling Stockholders who are also beneficiaries of such rights of first refusal have agreed to exercise such rights of first refusal to the fullest extent they are permitted to, and any Shares so acquired will thereafter be deemed Subject Shares.

     Conditions to Delivery of the Shares. Each Option Agreement provides that the obligation of the Selling Stockholder to deliver the Subject Shares upon any exercise of the Stock Option is required only if (i) such purchase would not otherwise violate or cause the violation of, any applicable law or regulations (including the HSR Act and the Exchange Act, and the rules and regulations thereunder, or the rules of the New York Stock Exchange or the American Stock Exchange), (ii) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered into or enforced by any governmental agency or authority or court which prohibits delivery of the Subject Shares, whether temporary, preliminary or permanent (provided, however, that the parties to the Option Agreements shall use their reasonable efforts to have such order, decree or injunction vacated or reversed) and (iii) there has been no material breach of the Merger Agreement by the Offeror or the Parent.

     Representations and Warranties. Each Option Agreement contains various customary representations and warranties by the Selling Stockholder, including those relating to (i) title to the Subject Shares being sold and (ii) authority to execute, deliver and perform the Option Agreement. The Option Agreement also contains various customary representations and warranties by the Parent and the Offeror, including those relating to the authority to execute, deliver and perform the Option Agreement, among others.

     Voting Agreement and Proxy. Each Option Agreement provides that, during the time the Option Agreement is in effect, representatives of the Offeror will be irrevocably appointed the proxy of the Selling Stockholder to vote all of the Subject Shares on matters relating to (i) the Merger, (ii) any action or agreement that would impede, interfere with or attempt to discourage the Offer or the Merger, or would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement or (iii) any other material change in the corporate structure or business of the Company.

     Sale of the Subject Shares by the Selling Stockholders. The Option Agreement provides that the Selling Stockholders shall not sell or otherwise dispose of the Subject Shares during the term of the Option Agreement except for transfers to family members, trusts for the benefit of the Selling Stockholder or family members or in connection with estate planning but only if the transferee of such Subject Shares agrees in writing to be bound by the provisions of the Option Agreement with respect to such Subject Shares.

     Termination Date.  The Option Agreement will terminate upon the earliest of
(a) the date on which the Parent, the Offeror and the Selling Stockholder mutually consent to terminate the Option Agreement in writing, (b) the successful consummation of the Offer and (c) prior to the successful consummation of the Offer, the termination of the Merger Agreement pursuant to its terms.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) At a special meeting on September 13, 1995, the Board of Directors unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company and (iii) resolved to recommend that the stockholders approve the Merger and approve and adopt the Merger Agreement. THE

BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (b) The reasons for the recommendation contained in paragraph (a) of this
Item 4 are presented below.

     BACKGROUND OF THE OFFER

     As a result of numerous factors, including the Company's recent financial results, increasing competition in the industry in which the Company's business is conducted and the anticipated capital and other needs for continued growth and success, the Board of Directors of the Company in the first quarter of 1995 began actively studying the current and future state of the markets for paper gift and stationery products. The Board of Directors has also been actively studying the Company's strategic position, near and long-term prospects and the possibility that the Company should conduct a systematic review of its strategic alternatives, including alternatives to remaining an independent company, in order to maximize stockholder value.

     During the first quarter of 1995 representatives of the Company at the direction of the Board of Directors solicited Goldman Sachs to assist the Company with its analysis and consideration of various financial alternatives. As of April 17, 1995 Goldman Sachs was engaged in this regard. On April 18, 1995, the Board of Directors of the Company reviewed, and discussed with Goldman Sachs, various strategic alternatives that might be available to the Company.

     At a meeting on May 9, 1995, the Board of Directors of the Company authorized retaining Goldman Sachs as the Company's financial advisor to assist the Board of Directors of the Company as it studied strategic alternatives with a view to maximizing stockholder value and directed the Executive Committee to determine when and if this process should commence. Goldman Sachs was subsequently engaged by the Company as financial advisor in connection with the possible sale of all or a portion of the Company. This engagement superseded the Company's April 17, 1995 arrangement with Goldman Sachs. On May 24, 1995, the Company publicly announced that it had retained Goldman Sachs to explore strategic alternatives for the purpose of maximizing stockholder value.

     After the public announcement that Goldman Sachs had been retained, the Board of Directors of the Company, management of the Company and Goldman Sachs prepared a list of companies which might be potentially interested in pursuing a strategic transaction with the Company. During the period from early June through early July 1995, the Board of Directors of the Company authorized Goldman Sachs to contact those companies on a confidential basis to assess their interest. During that period, a number of unsolicited inquiries with respect to the Company were received. Of the companies contacted and unsolicited inquiries received, numerous companies signed confidentiality agreements with the Company and were provided with a memorandum containing information with respect to the Company. The Parent participated in this process and entered into a confidentiality agreement with the Company on June 19, 1995.

     After having reviewed such information, potentially interested parties could, if they so desired (although no determination had been made to sell the Company), make a preliminary indication of interest with respect to possibly acquiring the Company. Several of the companies that received the information memorandum (including the Parent) each contacted the Company to indicate a preliminary interest in continuing discussions with the Company. At a meeting on July 14, 1995, the Board of Directors of the Company reviewed and discussed those indications of preliminary interest with its legal and financial advisors. The Board of Directors of the Company authorized continued discussions with certain of those companies, including the Parent, in furtherance of the ongoing process. Arrangements were made for most of those companies, including the Parent, to conduct additional due diligence. That due diligence was conducted during the period from mid-July to early September.

     Goldman Sachs contacted each of the companies who had confirmed its interest in pursuing a strategic transaction with the Company after conducting due diligence. At the direction of the Company, Goldman Sachs issued guidelines for submitting proposals. Such proposals were required to be submitted by September 6, 1995. On September 6, 1995, the Company received bids, one of which was from the Parent. Those bids contained various differing terms and conditions.

     At a meeting held on September 7 and 8, 1995, the terms and conditions of the bids were reviewed by the Board of Directors of the Company and discussed with the Company's legal and financial advisors. At that meeting, Goldman Sachs delivered a presentation to the Board of Directors of the Company, discussing, among other things, the process so far undertaken, the respective terms and conditions of the bids and Goldman Sachs' valuation analysis. The Board of Directors of the Company then authorized the Company's legal and financial advisors to engage in further discussions and negotiate with the Parent and its representatives toward a definitive agreement. Following such meeting, the Company's financial advisors contacted the financial advisors for the Parent to discuss certain terms of the Parent's proposal. Based on these communications, the Parent stated through its representatives that it would agree to increase the price to be offered by the Parent in the Offer to $9.50 per Share. Subsequent negotiations occurred relating to a variety of significant terms of the proposed agreement, including the representations and warranties requested of the Company therein, the terms of the Termination Fee, the covenant of the Company relating to alternative Acquisition Proposals and issues relating to employment benefits, and resulted in a variety of changes to the proposed merger agreement. During the negotiations, the Parent indicated that it would be unable to proceed with a transaction without additional due diligence. At the conclusion of such due diligence, senior management of the Parent telephoned senior management of the Company on September 12, 1995 to express the Parent's reluctance to proceed with the Offer at a per Share price of $9.50. During that conversation, the Parent agreed to proceed with the Offer at $9.00 per Share in cash. Through September 13, 1995, representatives of the Company and the Company's legal and financial advisors negotiated with the Parent over both the financial and non-financial terms and conditions of the Parent's proposal. During that period, the Board of Directors of the Company held meetings during which it reviewed the status of such negotiations.

     The Board of Directors of the Company held a meeting on September 13, 1995 to review the terms and conditions of the proposed transaction and the Merger Agreement in its final form and to discuss the proposed transaction and the Merger Agreement with the Company's legal and financial advisors. At that meeting, the Board of Directors of the Company unanimously approved the proposal of the Parent. The factors taken into account by the Board of Directors of the Company in making its decision are described below under "Recommendation of the Board of Directors; Fairness of the Offer and the Merger."

     RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

          (i) the terms of the Merger Agreement;

          (ii) presentations by management of the Company (at such meeting and at previous Board of Directors' meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

          (iii) a review of the possible alternatives to the Offer and the Merger, including the possibility of the Company's remaining independent or engaging in a transaction with another bidder and the possible value to the Company's stockholders of such alternatives;

          (iv) the process and the results thereof undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

          (v) the trading price of the Shares over the last five years and that the $9.00 per Share Offer price represents a premium of approximately 44% over the closing sales price for the Shares on the American Stock Exchange on May 24, 1995, the last full trading day prior to the time of the public announcement of the retention by the Company of Goldman Sachs;

          (vi) the opinion of Goldman Sachs on September 13, 1995 that the $9.00 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair to such holders. A copy of the written opinion of Goldman Sachs dated the date hereof, which sets forth the assumptions made, procedures followed, matters considered and limits of their review, is filed as Exhibit (a)(1) hereto and incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS SCHEDULE 14D-9.

          (vii) the termination provisions of the Merger Agreement, which were a condition to the Parent's proposal, providing that the Parent could be entitled to (x) a Termination Fee of $3.0 million and (y) an additional amount of up to $500,000 to cover the Parent's Expenses, upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger in the presence of an Acquisition Proposal for the Company; and

          (viii) the representation of the Parent and the Offeror that they have sufficient funds available to them to consummate the Offer and the Merger.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     It is expected that if the Shares are not accepted for payment by the Offeror in the Offer, the Company's current management, under the general direction of the Board of Directors of the Company, will continue to manage the Company as an ongoing business. However, the Board of Directors of the Company may, under such circumstances, explore other possible methods of maximizing value for the Company's stockholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs has been retained by the Company to act as financial advisor to the Company to provide financial advisory services in connection with the evaluation and pursuit of possible strategic alternatives with respect to the Company. Pursuant to a letter agreement, dated May 9, 1995, between the Company and Goldman Sachs, if the Offer and the Merger are consummated, the Company will pay Goldman Sachs for its services in connection with the foregoing matters, a fee of approximately $1.75 million, which amount represents 2% of the aggregate consideration (as defined in the letter agreement) to be paid upon the consummation of the Offer and the Merger. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, plus any sales, use or similar taxes, whether or not any transaction is consummated, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with their engagement, including certain liabilities arising under the federal securities laws.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the repurchase by the Company of 200 Shares of restricted stock from an employee for $8.875 per Share, the delivery by the Company of Shares upon exercise of options under the Company's 1988 Stock Option Plan for Key Employees, the transfer by Robert G. Bowman and Rudolph Eberstadt, Jr. of 50,000 and 52,083 Shares, respectively, to charitable remainder unitrusts and the donation by John G. Russell of an aggregate of 13,610 Shares to non-profit educational institutions, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the execution of the Option Agreements.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, and (ii) Shares which are subject to restrictions on transfer, each executive officer, director and affiliate of the Company currently intends to tender pursuant to the Offer or, in the case of certain directors and affiliates of the Company, the Option Agreements, all Shares over which he or she has sole dispositive power.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b), there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit (a)(1) -- Fairness Opinion of Goldman, Sachs & Co. dated September
                       19, 1995.

     Exhibit (a)(2) -- Form of Letter to Stockholders of the Company dated
                       September 19, 1995.

     Exhibit (a)(3) -- Press Release dated September 14, 1995.*

     Exhibit (c)(1) -- Copy of the Tender Offer and Merger Agreement, dated as of September 13, 1995, by and among Thomas Nelson, Inc., Nelson Acquisition Corp. and The C. R. Gibson Company.*

     Exhibit (c)(2) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Overseas Private Investor Partners.*

     Exhibit (c)(3) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and John G. Russell.*

     Exhibit (c)(4) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Robert G. Bowman.*

     Exhibit (c)(5) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and James M. Harrison.*

     Exhibit (c)(6) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Frank A. Rosenberry.*

     Exhibit (c)(7) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Willard J. Overlock.*

     Exhibit (c)(8) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Rudolf Eberstadt, Jr.*

     Exhibit (c)(9) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Rudolf Eberstadt Charitable Remainder Unitrust.*

     Exhibit (c)(10) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Overseas Equity Investor Partners.*

     Exhibit (c)(11) -- Stock Option Agreement, dated as of September 13, 1995, among Parent, Offeror and Bradford Venture Partners,
                        L.P.*

     Exhibit (c)(12) -- Pages 7 through 10 of the Company's Proxy Statement dated April 14, 1995.
---------------
* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE C.R. GIBSON COMPANY

                                          By: /s/       JAMES M. HARRISON

                                            ------------------------------------
                                            James M. Harrison
                                            Executive Vice President and Chief
                                            Operating Officer

Dated: September 19, 1995

                                 EXHIBIT INDEX

Exhibit (a)(1)      --  Fairness Opinion of Goldman, Sachs & Co. dated September 19, 1995.
Exhibit (a)(2)      --  Form of Letter to Stockholders of the Company dated September 19, 1995.
Exhibit (a)(3)      --  Press Release dated September 14, 1995.*
Exhibit (c)(1)      --  Copy of the Tender Offer and Merger Agreement, dated as of September
                        13, 1995, by and among Thomas Nelson, Inc., Nelson Acquisition Corp.
                        and The C.R. Gibson Company.*
Exhibit (c)(2)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Overseas Private Investor Partners.*
Exhibit (c)(3)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and John G. Russell.*
Exhibit (c)(4)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Robert G. Bowman.*
Exhibit (c)(5)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and James M. Harrison.*
Exhibit (c)(6)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Frank A. Rosenberry.*
Exhibit (c)(7)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Willard J. Overlock.*
Exhibit (c)(8)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Rudolf Eberstadt, Jr.*
Exhibit (c)(9)      --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Rudolf Eberstadt Charitable Remainder Unitrust.*
Exhibit (c)(10)     --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Overseas Equity Investor Partners.*
Exhibit (c)(11)     --  Stock Option Agreement, dated as of September 13, 1995, among Parent,
                        Offeror and Bradford Venture Partners, L.P.*
Exhibit (c)(12)     --  Pages 7 through 10 of the Company's Proxy Statement dated April 14,
                        1995.

---------------
* Not included in copies mailed to stockholders.